UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

PMC-Sierra, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

69344F106

(CUSIP Number)

October 20, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No	69344F106

1.	NAME OF REPORTING PERSONS Cadian Capital Management, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 17,833,246 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 17,833,246 (1)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,833,246 (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.2% (2)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA, PN

(1)	Includes 2,400,000 shares of Common Stock underlying options.
(2)	Based on 193,417,198 shares of Common Stock outstanding as of July 29, 2015, as disclosed in the Issuer’s Form 10-Q filed with the SEC on August 5, 2015.

CUSIP No	69344F106

1.	NAME OF REPORTING PERSONS Cadian Capital Management GP, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 17,833,246 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 17,833,246 (1)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,833,246 (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.2% (2)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO, HC

(1)	Includes 2,400,000 shares of Common Stock underlying options.
(2)	Based on 193,417,198 shares of Common Stock outstanding as of July 29, 2015, as disclosed in the Issuer’s Form 10-Q filed with the SEC on August 5, 2015.

CUSIP No	69344F106

1.	NAME OF REPORTING PERSONS Eric Bannasch
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 17,833,246 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 17,833,246 (1)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,833,246 (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.2% (2)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN, HC

(1)	Includes 2,400,000 shares of Common Stock underlying options.
(2)	Based on 193,417,198 shares of Common Stock outstanding as of July 29, 2015, as disclosed in the Issuer’s Form 10-Q filed with the SEC on August 5, 2015.

CUSIP No		69344F106

Item 1.	(a).	Name of Issuer:

PMC-Sierra, Inc. (the “Issuer”)

	(b).	Address of Issuer’s Principal Executive Offices:

1380 Bordeaux Drive Sunnyvale, California 94089

Item 2.	(a).	Name of Person Filing:

Cadian Capital Management, LP Cadian Capital Management GP, LLC Eric Bannasch

	(b).	Address of Principal Business Office, or if None, Residence:

Cadian Capital Management, LP

535 Madison Avenue

36th Floor

New York, NY 10022

Cadian Capital Management GP, LLC

535 Madison Avenue

36th Floor

New York, NY 10022

Eric Bannasch

535 Madison Avenue

36th Floor

New York, NY 10022

	(c).	Citizenship:

Cadian Capital Management, LP – Delaware Cadian Capital Management GP, LLC – Delaware Eric Bannasch – United States of America

	(d).	Title of Class of Securities:

Common Stock, $0.001 par value (“Common Stock”)

	(e).	CUSIP Number:

69344F106

Item 3.	If This Statement is filed pursuant to ss.240.13d-1(b) or 240.13d-2(b), or (c), check whether the person filing is a

	(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78c).

	(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).

	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).

	(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

	(e)	☒	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

	(g)	☒	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);

	(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐	Group, in accordance with s.240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	(a)	Amount beneficially owned:

Cadian Capital Management, LP – 17,833,246 Cadian Capital Management GP, LLC – 17,833,246 Eric Bannasch – 17,833,246

	(b)	Percent of class:

Cadian Capital Management, LP – 9.2% Cadian Capital Management GP, LLC – 9.2% Eric Bannasch – 9.2%

(c)	Number of shares as to which the person has:

	Cadian Capital Management, LP

	(i) Sole power to vote or to direct the vote	0,

	(ii) Shared power to vote or to direct the vote	17,833,246,

	(iii) Sole power to dispose or to direct the disposition of	0,

(iv) Shared power to dispose or to direct the disposition of	17,833,246.

Cadian Capital Management GP, LLC

(i) Sole power to vote or to direct the vote	0,

(ii) Shared power to vote or to direct the vote	17,833,246,

(iii) Sole power to dispose or to direct the disposition of	0,

(iv) Shared power to dispose or to direct the disposition of	17,833,246.

Eric Bannasch

(i) Sole power to vote or to direct the vote	0,

(ii) Shared power to vote or to direct the vote	17,833,246,

(iii) Sole power to dispose or to direct the disposition of	0,

(iv) Shared power to dispose or to direct the disposition of	17,833,246.

The amount beneficially owned by each of Cadian Capital Management, LP, Cadian Capital Management GP, LLC and Eric Bannasch (collectively, the “Reporting Persons”) includes 2,400,000 shares of Common Stock underlying options. The percentages of the class beneficially owned are based on 193,417,198 shares of Common Stock outstanding as of July 29, 2015, as disclosed in the Issuer’s Form 10-Q filed with the SEC on August 5, 2015

Previous filings on Schedule 13G reported that Cadian Fund LP and Cadian Master Fund, LP beneficially own securities of the Issuer. However, pursuant to the Investment Management Agreements, as amended, of both Cadian Fund LP and Cadian Master Fund, LP, the investment manager of Cadian Fund LP and Cadian Master Fund, LP exercises exclusive voting and investment power over securities directly held by Cadian Fund LP and Cadian Master Fund, LP. Cadian Capital Management, LP is the investment manager of Cadian Fund LP and Cadian Master Fund, LP. Cadian Capital Management GP, LLC is the general partner of Cadian Capital Management, LP. Eric Bannasch is the sole managing member of Cadian Capital Management GP, LLC. Each Reporting Person disclaims beneficial ownership of securities of the Issuer except to the extent any such Reporting Person actually exercises voting or investment power with respect to such securities of the Issuer.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

N/A

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

All securities reported in this Schedule 13G/A are directly held by advisory clients of Cadian Capital Management, LP. None of the advisory clients other than Cadian Fund, LP individually directly holds more than 5% of the Common Stock.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

N/A

Item 8.	Identification and Classification of Members of the Group.

If a group has filed this schedule pursuant to §240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to §240.13d-1(c) or §240.13d-1(d), attach an exhibit stating the identity of each member of the group.

N/A

Item 9.	Notice of Dissolution of Group.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

N/A

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 22, 2015
(Date)

Cadian Capital Management, LP

By: Cadian Capital Management GP, LLC, its General Partner

By:	/s/ Eric Bannasch
Eric Bannasch
Managing Member

Cadian Capital Management GP, LLC

By:	/s/ Eric Bannasch
Eric Bannasch
Managing Member

/s/ Eric Bannasch
Eric Bannasch